Mail Stop 6010

February 15, 2007

Jason C. S. Chang, Chief Executive Officer
Advanced Semiconductor Engineering, Inc.
26 Chin Third Road
Nantze Export Processing Zone
Nantze Kaohsiung, Taiwan
Republic of China

> **RE: Advanced Semiconductor Engineering, Inc.**
> **Form 20-F for the year ended December 31, 2005**
> **File No. 1-16125**

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant